UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42124

GAUZY LTD.

(Translation of registrant's name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On September 18, 2026, Gauzy Ltd. (the “Company”) issued a press release announcing that, on September 8, 2026, the Tel Aviv-Jaffa District Court (the “Court”) granted final approval of the Company’s comprehensive debt settlement (the “Settlement”) under Israel’s Insolvency and Economic Rehabilitation Law, 5758-2018, in Insolvency Proceeding No. 51175-03-26, rendering the Settlement final, binding and effective. The Settlement was approved by creditors representing approximately 98.96% of voting claims across all classes, including 100% of the Company’s secured lenders, and resolves approximately $61 million of the Company’s pre-petition liabilities.

A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

The information contained in this Report on Form 6-K, including Exhibit 99.1 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall such information be deemed incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAUZY LTD.

Date: September 18, 2026

By:	/s/ Eyal Peso
Name:	Eyal Peso
Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 18, 2026.

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